Security Land & Development Corporation

2816 Washington Road, 103

Augusta, Georgia  30909-2194

(706) 736-6334

February 13, 2013

Jonathan Wiggins, Staff Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Security Land & Development Corporation
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed December 21, 2012
File No. 0-07865

Dear Mr. Wiggins,

In response to your letter dated January 31, 2013 (File No. 0-07865) please note the following.

Item 2. Properties, page 3

  We note your disclosure of “effective rental rates” on page 5. Please tell us whether you accounted for tenant concessions and allowances, such as periods of free rent. Please revise your disclosure in future Exchange Act reports to account for such amounts, if any, in effective rental rates.

Response:  The disclosure of effective rental rates has been reported with consideration given to tenant concessions and allowances.  The only concession was a work period of minimal period (up to 100 days) from the lease delivery date to allow for a tenant to upfit the space before opening for business.

Item 15. Exhibits, Financial Statements Schedules, page 29

  In future Exchange Act reports, please revise your filling to include the items required by Item 601(b)(3) of Regulation S-K.

Response: In the next 10-K filing, we will include the Articles of Incorporation, as required by Item 601(b)(3) of Regulation S-K.

Exhibit 31

  We note that certification of your principal executive officer and principal financial officer contains out of date language. In future filings, please revise to reference the “registrant” instead of “small business issuer” as proscribed in Item 601(b)(31) of Regulation S-K.

Response: In the future, we will revise filings to reference the “registrant” instead of “small business issuer” as proscribed in Items 601(b)(31) of Regulation S-K.

The Company makes the following acknowledgements:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please feel free to contact Greenlee Flanagin at 706-736-6334 if you have questions.

Sincerely,

     /s/ T. Greenlee Flanagin

President, Chief Executive Officer and

Chief Financial Officer